UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File No. 001-32500

TRX GOLD Corporation

(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 403

Oakville, Ontario Canada L6J 6J3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Explanatory Note

TRX Gold Corp. (the “Company”) is filing this Form 6-K to provide materials related to the Company’s annual general and special meeting scheduled for February 25, 2026.

Exhibits 99.1, 99.2, and 99.3 attached hereto are hereby incorporated by reference into the Company’s Registration Statements on Form F-10 (Registration Statement File Number 333-283907), Form F-3 (Registration Statement File Numbers: 333-250146; 333-252876 and 333-255526) and on Form S-8 (Registration Statement File Numbers: 333-234078 and 333-291126) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed.

Exhibit

The following exhibit is furnished as part of this Form 6-K.

Exhibit No.	Document

99.1	Notice of Availability of Proxy Material.
99.2	Notice of Annual General and Special Meeting and Information Circular
99.3	Form of Proxy

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRX Gold Corporation
(Registrant)

By:	/s/ Michael Leonard
Michael Leonard, Chief Financial Officer

Date: January 29, 2026